UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13 G
                                 Amendment #1

                  Under the Securities Exchange Act of 1934


                                 Caneum, Inc.
                               (Name of Issuer)

                        Common Stock, par value $.001
                        (Title of Class of Securities)

                                 137515 10 2
                                (CUSIP Number)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trymetris Capital Fund I, LLC 33-0942424

2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) _____
     (b) _____

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
     5.   Sole Voting Power             -0-
     6.   Shared Voting Power           350,333(1)
     7.   Sole Dispositive Power        -0-
     8.   Shared Dispositive Power      350,333(1)

          (1) These shares are held in the name of the Reporting Person which is a limited liability company. A managing member of the Reporting Person has voting control of the shares.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     350,333

10. Check if the Aggregate Amount in Row 9. Excludes Certain Shares (See Instructions)

     Not Applicable

11.  Percent of Class Represented by Amount in Row 9.

     6.0%

12.  Type of Reporting Person (See Instructions)

     OO  (limited liability company)

Item 1.

     (a)  Name of Issuer:  Caneum, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          170 Newport Center Drive, Suite 220, Newport Beach, CA   92660

Item 2.

     (a)  Name of Person Filing:  Trymetris Capital Fund I, LLC

     (b)  Address of Principal Business Office or, if none, Residence:
          170 Newport Center Drive, Suite 220, Newport Beach, CA   92660

     (c)  Place of Organization:  Delaware

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:  137515 10 2

Item 3.   Not Applicable

Item 4.   Ownership

     (a)  Amount beneficially owned:                             350,333
     (b)  Percent of class:                                         6.0%
     Number of shares as to which the person has:
          (i)  Sole power to vote or to direct the vote              -0-
          (ii) Shared power to vote or to direct the vote        350,333(1)
          (iii)     Sole power to dispose or to direct the
                    disposition of                                   -0-
          (iv) Shared power to dispose or to direct the
               disposition of                                    350,333(1)
               (1) These shares are held in the name of the Reporting Person which is a limited liability company. A managing member of the Reporting Person has voting control of the shares.

Item 5.   Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not Applicable

Item 8.   Identification and Classification of Members of the Group

     Not Applicable

Item 9.   Notice of Dissolution of Group

     Not Applicable

Item 10.  Certification

     By signed below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2006                 Trymetris Capital Fund I, LLC

                                        /s/ Jason Daggett
                                        Jason Daggett, Managing Member of
                                        Trymetris Capital Management, LLC,
                                        Managing Member